As filed with the Securities and Exchange Commission on October 29, 2018

Securities Act File No. 333-188840

Investment Company Act File No. 811-22845

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-effective Amendment No.	☐
Post-Effective Amendment No. 21	☒
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 23	☒

Barings Funds Trust

(Exact Name of Registrant as Specified in Charter)

300 South Tryon Street, Suite 2500

Charlotte, NC 28202

(Address of Principal Executive Offices)

704-805-7200

(Registrant’s Telephone Number)

Janice M. Bishop

Secretary and Chief Legal Officer

c/o Barings LLC

Independence Wharf

470 Atlantic Avenue, Boston MA 02210

(Name and Address of Agent for Service)

Copies of Communications to:

Gregory D. Sheehan

Brian D. McCabe

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

(617) 951-7000

This post-effective amendment will become effective immediately pursuant to 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A (File No. 333-188840) of Barings Funds Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933 (the “Securities Act”), solely for the purpose of filing an exhibit to the Registration Statement. Accordingly, this Post-Effective Amendment No. 21 consists only of a facing page, this explanatory note, Part C of the Registration Statement and Exhibit (j), filed pursuant to Item 28 of the Registration Statement. This Post-Effective Amendment No. 21 does not modify any other part of the Registration Statement. The contents of the Registration Statement are hereby incorporated by reference.

Item 28. Exhibits

Exhibit No.	Description of Exhibit

(a)	Agreement and Declaration of Trust of the Registrant, dated as of May 3, 2013.[1]

(a)(i)	Amendment to Agreement and Declaration of Trust of the Registrant, effective as of September 9, 2016.[5]

(b)	Bylaws of the Registrant, dated as of May 3, 2013.[1]

(b)(i)	Amendment to Bylaws of the Registrant, amended as of October 26, 2015.[4]

(b)(ii)	Amendment to Bylaws of the Registrant, amended as of September 12, 2016.[6]

(c)	Please refer to Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Agreement and Declaration of Trust and Article 11 of the Bylaws (Shareholder Meetings and Voting Powers).[1]

(d)(1)	Investment Management Agreement, dated as of August 21, 2013.[2]

(d)(1)(i)	Schedule A and Schedule B to the Investment Management Agreement, each amended as of January 21, 2015.[3]

(d)(1)(ii)	Schedule A and Schedule B to the Investment Management Agreement, each amended as of May 9, 2018.[7]

(d)(2)	Sub-Advisory Agreement between Barings LLC and Baring International Investment Limited, dated August 2, 2018.[8]

(e)	Distribution Agreement, dated as of April 16, 2018.[7]

(e)(i)	Amendment No. 1 to Distribution Agreement, dated as of September 17, 2018.[7]

(f)	Not applicable.

(g)	Form of Master Custodian Agreement.[2]

(h)(1)	Form of Administration Agreement.[2]

(h)(2)(i)	Form of Transfer Agency and Services Agreement.[4]

(h)(2)(ii)	Second Amendment to Transfer Agency and Services Agreement, dated as of September 17, 2018.[7]

(h)(2)(iii)	Form of Transaction Monitoring Services Addendum.[4]

(h)(3)(i)	Fee Waiver and Expense Reimbursement Agreement, amended as of February 7, 2018.[7]

(i)	Opinion and Consent of Counsel.[2,3,7]

(j)	Consent of Independent Registered Public Accounting Firm.[9]

(k)	Not applicable.

(1)	Not applicable.

(m)	Rule 12b-1 Distribution and Servicing Plan, amended as of February 7, 2018.[7]

(n)	Rule 18f-3 Plan, dated as of August 21, 2013, amended as of May 7, 2018.[7]

(o)	Not applicable.

(p)	Global Code of Ethics Policy of the Investment Adviser and the Sub-Adviser.[6]

(q)	Powers of Attorney dated October 20, 2016 for Messrs. Dillman, Finke, Okel and Sumichrast and Dr. Harris.[5]

(q)(i)	Power of Attorney dated August 3, 2017 for Ms. Plouché.[6]

1	Incorporated herein by reference to Registrant’s Registration Statement on Form N-1A filed on May 24, 2013.
2	Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-1A filed on August 21, 2013.
3	Incorporated herein by reference to Post-Effective Amendment No. 5 to Registrant’s Registration Statement on Form N-1A filed on June 29, 2015.
4	Incorporated herein by reference to Post-Effective Amendment No. 7 to Registrant’s Registration Statement on Form N-1A filed on October 26, 2015.
5	Incorporated herein by reference to Post-Effective Amendment No. 9 to Registrant’s Registration Statement on Form N-1A filed on October 28, 2016.
6	Incorporated herein by reference to Post-Effective Amendment No. 11 to Registrant’s Registration Statement on Form N-1A filed on October 27, 2017.
7	Incorporated herein by reference to Post-Effective Amendment No. 17 to Registrant’s Registration Statement on Form N-1A filed on September 18, 2018.
8	Incorporated herein by reference to Post-Effective Amendment No. 19 to Registrant’s Registration Statement on Form N-1A filed on October 29, 2018.
9	Filed herewith.

Item 29. Persons Controlled by or Under Common Control with Registrant

None.

Item 30. Indemnification

Reference is made to Article VIII, Sections 1 through 4, of the Registrant’s Agreement and Declaration of Trust (which is incorporated herein by reference).

In addition, Section 1 of each Indemnification Agreement between the Registrant and each Trustee provides:

The Registrant shall indemnify the Trustee against any and all expenses actually and reasonably incurred by the Trustee in any proceeding in which the Trustee may be or may have been involved as a party or otherwise or with which the Trustee may be or may have been threatened, while in office or thereafter, by reason of being or having been a Trustee of the Registrant, except with respect to any matter as to which the Trustee shall have been finally adjudicated in a relevant proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Registrant and except that the Trustee shall not be indemnified against any liability to the Trust or its shareholders to which the Trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust’s Agreement and Declaration of Trust, its Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Advisers

Barings LLC (“the Manager”) serves as investment manager to the Registrant and also serves as manager to unregistered funds, registered funds, institutions and high net worth individuals, and subadviser of registered funds. A description of any other business, profession, vocation or employment of a substantial nature in which the Manager, and each partner or executive officer of the Manager, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in the Prospectuses contained in this Registration Statement in the section entitled “Management of the Funds—Manager” and in the Statement of Additional Information contained in this Registration Statement in the section entitled “Investment Manager and Sub-Adviser”.

The information as to the directors and executive officers of the Manager is set forth in Form ADV filed with the Securities and Exchange Commission (IARD/CRD No. 106006), as amended through the date hereof, which is incorporated herein by reference.

Baring International Investment Limited (“BIIL”) serves as sub-adviser (the “Sub-Adviser”) to the Registrant and some of its portfolio funds. The Sub-Adviser also serves as manager to private accounts of institutional and family office clients. A description of any other business, profession, vocation or employment of a substantial nature in which the Sub-Adviser, and each partner or executive officer of the Sub-Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in the Prospectus contained in this Registration Statement in the section entitled “Management of the Funds—Sub-Adviser” and in the Statement of Additional Information contained in this Registration Statement in the section entitled “Investment Manager and Sub-Adviser”.

The information as to the directors and executive officers of BIIL is set forth in Form ADV filed with the Securities and Exchange Commission (IARD/CRD No. 105724), as amended through the date hereof, which is incorporated herein by reference.

Item 32. Principal Underwriters

(a) ALPS Distributors, Inc. acts as the distributor for the Registrant and the following investment companies: 1290 Funds, Acacia Trust, ALPS Series Trust, The Arbitrage Funds, AQR Funds, Barings Funds Trust, BBH Trust, Brandes Investment Trust, Broadview Funds Trust, Brown Capital Management Mutual Funds, Centre Funds, CION Ares Diversified Credit Fund, Columbia ETF Trust, Columbia ETF Trust I, Columbia ETF Trust II, Cortina Funds, Inc., CRM Mutual Fund Trust, CSOP ETF Trust, Cullen Funds Trust, DBX ETF Trust, ETFS Trust, Flat Rock Opportunity Fund, Financial Investors Trust, Firsthand Funds, FS Credit Income Fund, FS Energy Total Return Fund, FS Series Trust, Goehring & Rozencwajg Investment Funds, Goldman Sachs ETF Trust, Griffin Institutional Access Credit Fund, Griffin Institutional Access Real Estate Fund, Hartford Funds Exchange-Traded Trust, Hartford Funds NextShares Trust, Harvest Volatility Edge Trust, Heartland Group, Inc., Henssler Funds, Inc., Holland Series Fund, Inc., Index Funds, IndexIQ Active ETF Trust, Index IQ ETF Trust, IVY NextShares Trust, James Advantage Funds, Janus Detroit Street Trust, Lattice Strategies Trust, Litman Gregory Funds Trust, Longleaf Partners Funds Trust, M3Sixty Funds Trust, Mairs & Power Funds Trust, Meridian Fund, Inc., Natixis ETF Trust, Northern Lights Fund Trust (on behalf of the 13D Activist Fund), NorthStar Real Estate Capital Income Fund, NorthStar Real Estate Capital Income Fund-ADV, NorthStar Real Estate Capital Income Fund-C, NorthStar Real Estate Capital Income Fund-T, NorthStar/Townsend Institutional Real Estate Fund, Pax World Series Trust I, Pax World Funds Trust III, Principal Exchange-Traded Funds, Reality Shares ETF Trust, Resource Credit Income Fund, Resource Real Estate Diversified Income Fund, RiverNorth Funds, Segall Bryant & Hamill Trust, Sierra Total Return Fund, Smead Funds Trust, SPDR Dow Jones Industrial Average ETF Trust, SPDR S&P 500 ETF Trust, SPDR S&P MidCap 400 ETF Trust, Stadion Investment Trust, Stone Harbor Investment Funds, Stone Ridge Trust, Stone Ridge Trust II, Stone Ridge Trust III, Stone Ridge Trust IV, Stone Ridge Trust V, Total Income + Real Estate Fund, USCF ETF Trust, USCF Mutual Funds Trust, Wasatch Funds, WesMark Funds, , and Wilmington Funds.

(b) To the best of Registrant’s knowledge, the directors and executive officers of ALPS Distributors, Inc., are as follows:

Name*	Position with Underwriter	Positions with Fund

Edmund J. Burke	Director

Jeremy O. May	President, Director

Bradley J. Swenson	Senior Vice President, Chief Operating Officer

Robert J. Szydlowski	Senior Vice President, Chief Technology Officer

Eric T. Parsons	Vice President, Controller and Assistant Treasurer

Joseph J. Frank**	Secretary

Patrick J. Pedonti **	Vice President, Treasurer and Assistant Secretary

Douglas W. Fleming**	Assistant Treasurer

Richard C. Noyes	Senior Vice President, General Counsel, Assistant Secretary

Steven Price	Senior Vice President, Chief Compliance Officer

Liza Orr	Vice President, Senior Counsel

Jed Stahl	Vice President, Senior Counsel

Josh Eihausen	Vice President, Associate Senior Counsel

James Stegall	Vice President

Gary Ross	Senior Vice President

Kevin Ireland	Senior Vice President

Mark Kiniry	Senior Vice President

Tison Cory	Vice President, Intermediary Operations

Stephen J. Kyllo	Vice President, Deputy Chief Compliance Officer

Hilary Quinn	Vice President

Jennifer Craig	Assistant Vice President

*	Except as otherwise noted, the principal business address for each of the above directors and executive officers is 1290 Broadway, Suite 1100, Denver, Colorado 80203.
**	The principal business address for Messrs. Pedonti, Frank and Fleming is 333 W. 11th Street, 5th Floor, Kansas City, Missouri 64105.

Item 33. Location of Accounts and Records

All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the 1940 Act and the rules promulgated thereunder are in the possession and custody of the Registrant, c/o Barings LLC, 300 South Tryon Street, Suite 2500, Charlotte, NC 28202 and 1500 Main Street, Springfield, MA 01115; the Registrant’s sub-adviser, Baring International Investment Limited, 155 Bishopsgate, London, United Kingdom EC2M 3XY; and the Registrant’s Administrator, and Custodian, State Street Bank and Trust Company, 1 Lincoln Street, Boston, MA 02111 (records relating to its function as accounting services agent, custodian, and administrator) and the Registrant’s Transfer Agent, ALPS Fund Services, Inc., 1290 Broadway Street, Suite 1100, Denver, CO 80203.

Item 34. Management Services

Not applicable.

Item 35. Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant, Barings Funds Trust, has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Charlotte, and the State of North Carolina on the 29th day of October, 2018.

BARINGS FUNDS TRUST

By:	/s/ Daniel McGee
Name:	Daniel McGee
Title:	President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Capacity	Date

/s/ Rodney J. Dillman*	Trustee	October 29, 2018
Rodney J. Dillman

/s/ Thomas M. Finke*	Trustee	October 29, 2018
Thomas M. Finke

/s/ Dr. Bernard A. Harris, Jr.*	Trustee	October 29, 2018
Dr. Bernard A. Harris, Jr.

/s/ Thomas W. Okel*	Trustee	October 29, 2018
Thomas W. Okel

/s/ Cynthia R. Plouché*	Trustee	October 29, 2018
Cynthia R. Plouché

/s/ Martin A. Sumichrast*	Trustee	October 29, 2018
Martin A. Sumichrast

/s/ Daniel McGee	President	October 29, 2018
Daniel McGee

/s/ Lesley Mastandrea	Treasurer	October 29, 2018
Lesley Mastandrea

/s/ Carlene Pollock	Chief Financial Officer	October 29, 2018
Carlene Pollock

*By	/s/ Daniel McGee	October 29, 2018
Daniel McGee Attorney-in-Fact pursuant to Powers of Attorney previously filed.

Barings Funds Trust

Index to Exhibits

Exhibits for Item 28 of Form N-1A

Exhibit	Exhibit Name
(j)	Consent of Independent Registered Public Accounting Firm